December 13, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

                  Re:

Hepalife Technologies Inc. -- Application for

Withdrawal of Registration Statement on Form S-1

(File No. 333-127651)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Hepalife Technologies Inc., a Florida corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form S-1, including all exhibits thereto (File No. 333-127651), that was filed with the Securities and Exchange Commission (the "Commission") on August 18, 2005, and as amended on November 4, 2005 (the "Registration Statement"). The Registration Statement was originally filed by the Registrant pursuant to a registration rights agreement between the Registrant and Fusion Capital Fund II, LLC (“Fusion Capital”). The Registrant is now requesting withdrawal of the Registration Statement because it and Fusion Capital have decided not to proceed with the offering (as described in the Registration Statement) at this time. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

         Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests in accordance with Rule 457(p) under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use by the Registrant. Please fax a copy of the written order as soon as it is available to the Registrant, attention Harmel S. Rayat at (604) 659-5029, and to the attention of the Registrant's counsel, Joseph Sierchio of Sierchio Greco & Greco LLP, at

(212) 246-2225. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

         If you have any questions with respect to this matter, please call Joseph Sierchio at (212) 246-3030.

Thank you for your assistance in this matter.

Very truly yours,

Hepalife Technologies, Inc.

By:    /s/ Harmel S. Rayat

Name:  Harmel S. Rayat

Title: Chief Executive officer and director